Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

April 19, 2024

VIA ELECTRONIC FILING

Emily Rowland, Senior Counsel

Chad Eskildsen, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Axxes Private Markets Fund; Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Ms. Rowland and Mr. Eskildsen:

On behalf of Axxes Private Markets Fund (the “Fund”), set forth below are the Fund’s responses to the accounting and legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2024, and April 17, 2024, respectively, regarding the Fund’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898) (the “Registration Statement”) filed on EDGAR on April 9, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses.

ACCOUNTING COMMENTS

1.       In the section “Summary of Fees and Expenses - Example” in the Prospectus, please review the calculations for each expense example as the staff calculated different amounts:

	Class A		Class C		Class I
	Filing	Staff	Filing	Staff	Filing	Staff
1 year	136	98	90	50	81	40
3 years	188	181	159	152	131	124
5 years	254	266	242	255	196	210
10 years	429	483	457	509	372	431

Response:        The Fund has revised the expense example table as follows:

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$98	$181	$266	$483

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Emily Rowland, Senior Counsel April 19, 2024 Page 2

Class C

1 year		3 years	5 years	10 years
$50	*	$152	$255	$509

*If the CDSC were to apply, the hypothetical expense you would pay on a $1,000 investment in the Class C shares would be $60 for 1 year.

Class I

1 year	3 years	5 years	10 years
$40	$124	$210	$431

2.       In the Notes to Financial Statements in the section “Organizational and Offering Costs” the last paragraph of this section discusses organizational expenses, offering costs and G&A expenses that were advanced by the adviser and subject to recoupment under the Expense Limitation and Reimbursement Agreement. Please disclose in this section the amount of expenses that are subject to potential future recoupment and the expiration date of the potential recoupment.

Response:         The Fund has replaced the last paragraph in the referenced section with the following: “The Adviser has advanced the Fund’s organizational expenses and offering costs related to the Fund’s current business strategy of $503,200, and current period general and administrative expenses of $247,025. In addition, the Advisor has advanced the Fund’s general and administrative expenses from July 14, 2022 (inception) through March 31, 2023 of $169,424. Of these amounts, $900,473 is subject to recoupment by the Adviser for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser in accordance with the Fund’s expense limitation agreement discussed in Note 4.”

LEGal comments

3.       Please revise the following statement in the prospectus in the section “Investment Program – Investment Objective and Strategies” to broadly apply to all Investment Funds: “The Fund will not “control” the Investment Funds managed by the Core Independent Managers as that term is defined in Section 2(a)(9) of the 1940 Act.”

Response:        The Fund has made the requested revision.

4.       Please advise supplementally why the language regarding the licensing agreements between the Fund and the Core Independent Managers was removed.

Response:        The Fund and the Core Independent Managers will not enter into separate licensing agreements as previously contemplated, and as such, the disclosures regarding such agreements were removed. Any licensing arrangements between the Core Independent Managers and the Fund will be addressed in the partnership agreements/operating agreements of the Investment Funds.

5.       In reference to the disclosure regarding derivatives risk, please confirm that all principal investments for the Investment Funds are adequately disclosed in the strategy and risks sections.

Response:        The Fund has removed the risk disclosure regarding derivatives transactions, as the Fund and Investment Funds will not engage in derivatives transactions as a principal strategy (if at all). The Fund confirms that the principal investments of the Investment Funds are disclosed in the strategy and risk sections of the prospectus.

*          *          *

Emily Rowland, Senior Counsel April 19, 2024 Page 3

Please do not hesitate to call me at (202) 383-0176 or Krisztina Nadasdy at (614) 468-8292 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Andrea Ottomanelli Magovern, Assistant Director

Asen Parachkevov, Branch Chief

Krisztina Nadasdy, Esq., Eversheds Sutherland (US) LLP